                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 7)

                         ------------------------------

                       ANGELES INCOME PROPERTIES, LTD. III
                            (Name of Subject Company)

                         COOPER RIVER PROPERTIES, L.L.C.
                            INSIGNIA PROPERTIES, L.P.
                            INSIGNIA PROPERTIES TRUST
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                         ------------------------------

                                 PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                         ------------------------------

                        AMENDMENT NO. 7 TO SCHEDULE 14D-1


             This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on August 12, 1998, as amended by Amendment No. 1 filed with the Commission on August 13, 1998, Amendment No. 2 filed with the Commission on September 10, 1998, Amendment No. 3 filed with the Commission on September 21, 1998, Amendment No. 4 filed with the Commission on September 28, 1998, Amendment No. 5 filed with the Commission on October 5, 1998 and Amendment No. 6 filed with the Commission on October 19, 1998 (the "Statement") by Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Apartment Investment and Management Company ("AIMCO") relating to the tender offer of the Purchaser for up to 30,000 of the outstanding units of limited partnership interest (the "Units") of Angeles Income Properties, Ltd. III (the "Partnership"), at a purchase price of $75 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 12, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). In addition, the undersigned hereby amend the amendment to the Statement previously filed on their behalf on October 5, 1998 with the Commission in order to correct certain clerical errors on the signature page. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the original Statement.


ITEM 10.     ADDITIONAL INFORMATION.

             (f) The Offer has been extended to 5:00 p.m., New York time, on Monday, December 14, 1998. On November 17, 1998, the Purchaser issued a press release announcing such extension and reporting that approximately 11,510 Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(10) to this Amendment No. 7 and is incorporated herein by reference in its entirety.


ITEM 11.     MATERIAL TO BE FILED AS EXHIBITS.

             (a)(10) Text of press release issued by the Purchaser on November 17, 1998.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 1998

                                   COOPER RIVER PROPERTIES, L.L.C.

                                   By:   Insignia Properties, L.P.,
                                         its managing member

                                   By:   Insignia Properties Trust,
                                         its general partner


                                   By:   /s/ PATRICK J. FOYE
                                         ---------------------------------------
                                         Patrick J. Foye
                                         Executive Vice President


                                   INSIGNIA PROPERTIES, L.P.

                                   By:   Insignia Properties Trust,
                                         its general partner


                                   By:   /s/ PATRICK J. FOYE
                                         ---------------------------------------
                                         Patrick J. Foye
                                         Executive Vice President


                                   INSIGNIA PROPERTIES TRUST


                                   By:   /s/ PATRICK J. FOYE
                                         ---------------------------------------
                                         Patrick J. Foye
                                         Executive Vice President


                                   APARTMENT INVESTMENT AND
                                   MANAGEMENT COMPANY


                                   By:   /s/ PATRICK J. FOYE
                                         ---------------------------------------
                                         Patrick J. Foye
                                         Executive Vice President

                                  EXHIBIT INDEX




   EXHIBIT NO.                         DESCRIPTION
   -----------                         -----------
     (a)(10)                 Text of press release issued by the Purchaser on
                             November 17, 1998.
